 Exhibit 99.1

Petplan Chooses Sapiens’ Cloud-Based CoreSuite as Part of its Insurtech Digital Transformation

The core offering will enable Petplan to provide an enhanced digital customer experience and support new product growth

Raleigh, North Carolina – July 7, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Petplan, the pet insurance provider with the most comprehensive coverage in North America, has selected Sapiens CoreSuite for Property & Casualty to provide a cloud-based, full digital experience for their customers and expand product offerings.

“In order to support our ambitious growth goals, we required a cloud-native infrastructure with user-oriented configurability, a strong digital platform and open architecture,” said Danna Rabin, chief operating officer, Petplan North America. “After an extensive search, Sapiens proved to be the perfect fit. Their fully digital insurance platform will enable us to reimagine the customer experience, quickly launch new products and services, and deliver increased organizational efficiency.”

Added Rabin: “Sapiens’ team understands insurance and technology and they ’speak digital’ in a way that allowed our teams to quickly define their business needs and requirements.”

“We are excited to welcome Petplan to the Sapiens team,” said Roni Al-Dor, president and CEO, Sapiens. “With the performance and configurability of our digital insurance platform, we can provide the innovative capabilities Petplan requires to continue growing in a unique insurance space.”

Sapiens CoreSuite for Property & Casualty over the cloud will facilitate a digital experience and self-service for customers and agents, while speeding the introduction of non-traditional insurance products to the market.

About Petplan

Petplan is a leading pet health insurance provider, offering the most comprehensive pet insurance coverage in North America. Founded in 2003, Petplan was acquired by Warburg Pincus, a global private equity firm focused on growth investing, in October of 2019. The acquisition provides access to significant capital and resources to drive meaningful growth. Under new leadership, Petplan is achieving milestone subscriber counts, now serving a quarter million customers. The company is leading with innovation across product, technology and customer experience, while simultaneously creating strategic partnerships, new sales platforms and creative materials to support projected growth. For more information about Petplan pet health insurance, visit GoPetplan.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com